EXHIBIT 7.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the ordinary share, par value of US$0.0001 per share of Global Lights Acquisition Corp, a Cayman Islands company whose principal place of business is in Malaysia shall be filed on behalf of the undersigned.

November 16, 2023

Carbon Neutral Holdings Inc.

By:	/s/ Zhizhuang Miao
Name:	Zhizhuang Miao
Title:	Director

/s/ Zhizhuang Miao
Zhizhuang Miao